EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re:	Excerpt from an issuer comment issued by Midroog Ltd. with respect to Bezeq -The Israel Telecommunication Corp Ltd.

Below is the excerpt:

The challenging business environment, in particular the intensifying price competition in the multi-channel TV segment, adversely affects Bezeq’s credit risk, while the Company’s ability to contend with these pressures is limited by regulatory barriers. Midroog will continue to review the steps taken by Bezeq to cope with these trends, including in terms of its financial policy.

In response to the increasing competition and the continuing loss of subscribers, the subsidiary YES recently announced a change in its business model, with the aim of strengthening its ability to retain its customer base (in contrast to the previous strategy, which focused primarily on ARPU retention), inter alia by a significant across-the-board reduction in prices for TV packages, together with the launching of a lower-priced product in response to changes in consumer tastes and to similar products that have been launched by the competitors. YES’s relatively rapid and incisive response reflects the intensifying competition in this segment, with the expected erosion in ARPU and in profitability of the segment liable to exceed Midroog’s assumptions on the date of the previous monitoring report and to adversely affect Bezeq’s debt coverage ratios, which do not compare favorably with the current rating level.

In our estimation, in light of the regulatory restrictions, and especially the inability to offer bundles at a competitive price, in contrast to its main competitors, the Company’s ability to maintain a financial profile that is commensurate with the rating level depends on its ability to reduce its leverage. Midroog believes that without a change in financial policy, and in particular in the dividend distribution policy, that would contribute to a lessening of the debt, negative pressure is liable to be created on the rating (Aa2.il/stable).

Midroog is monitoring the Company’s actions and plans for coping with these trends, and it will investigate within the short term their effect on the Company’s business and financial profile and the resultant credit rating.

The above information constitutes a translation of an excerpt of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.